Exhibit 99.3

FIELD TRIP HEALTH LTD. REPORTS THIRD FISCAL QUARTER 2022 FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

●	Earned patient services revenues of $1,360,811, an increase of 50% over the prior quarter and 330% year over year

●	At December 31, 2021, Field Trip had approximately $74.5 million in unrestricted cash and cash equivalents and short-term investments.

●	Received Notice of Allowance for US Patent Application Covering FT-104 (Isoprocin Glutarate), a more soluble, stable prodrug form of the psychedelic molecule 4-HO-DiPT.

●	Launched Site Management Organization Services (“SMO”) and appointed Stéphan Côté as Head of Quality to lead the program which enables companies and researchers developing psychedelic therapies to use Field Trip’s world class facilities, and expertly trained medical and therapy teams, to conduct clinical trials.

●	Appointed Vicki Reed as Chief Growth Officer in January 2022

●	As the largest provider of psychedelic-assisted therapies in Canada, the Company is well positioned to help Canadians access life-changing psilocybin-assisted and MDMA-assisted therapy through Health Canada’s Special Access Program (SAP).

●	Continued progress with the Company’s strategic review of the current corporate structure.

TORONTO, February 15, 2022 – Field Trip Health Ltd. (TSX: FTRP; FTRP.WT; NASDAQ: FTRP) ("Field Trip"), a leader in the development and delivery of psychedelic therapies, reported its third fiscal quarter 2022 results for the three months ended December 31, 2021 and provided a business update. All results are reported under International Financial Reporting Standards ("IFRS") and in Canadian dollars, unless otherwise specified.

Key Highlights and Recent Developments

During the quarter, Field Trip progressed its strategy of building the leading psychedelic therapy company through its Field Trip Health division, and continued to invest in its lead drug development program through its Field Trip Discovery division with FT-104, and its pipeline expansion, currently under the heading of FT-200 Group (Field Trip Discovery), while conducting activities associated with the Strategic Review.

Field Trip Discovery

FT-104

In January 2022, Field Trip received a Notice of Allowance for its patent application No. 17/364,047 (the “Allowed Patent”) from the U.S. Patent and Trademark Office (USPTO) for claims related to FT-104 (informally known as “Isoprocin Glutarate”), the Company’s first novel psychedelic molecule in development. FT-104 demonstrates improved stability and more importantly, improved solubility relative to 4-HO-DiPT. As a prodrug, FT-104 converts rapidly and completely to 4-HO-DiPT after administration. Combined, these properties result in improved drug absorption, more reproducible pharmacokinetic profiles and improved bioavailability relative to 4-HO-DiPT, making it a superior drug candidate. Subsequent to quarter end, the Company was made aware of possible prior art claim and is seeking advice of external counsel regarding strategy. Based on a prima facie review, this process is not expected to delay the expected Q2 issuance date for the patent.

During the quarter, the Company expanded consideration for the Phase 1 trial site to include Australia, in addition to The Netherlands, to mitigate against possible delays related to regional differences in reactions to the latest COVID surge. As of January, the Company finalized agreements with interested parties in Australia to pursue Phase 1 studies and site selection is nearly finalized.

FT-200 Group

In November, the Company announced it is expanding the scope of its development pipeline to focus on a new group of molecules termed the FT-200 Group, with the discovery of a novel molecule that has the structure of classical psychedelics and has demonstrated improved selectivity for the target serotonin 2A receptor (5HT2A) relative to FT-104 and psilocybin versus off target serotonin, 5HT1A, 5HT2B and 5HT2C receptors in in-vitro assays. The aim of this research is to reduce or eliminate specifically 5HT2B agonist activity, which has been associated with increased risk of cardiovascular toxicity. By reducing cardiovascular risk, the molecules in the FT-200 could be safer to administer more frequently, such as in chronic, intermittent repeat administration or ‘microdosing’ strategies.

During the quarter, Field Trip filed a provisional patent application in the United States to protect the composition, as well as potential formulations and uses of, the first molecule in the FT-200 group.

Joseph del Moral, Field Trip’s Co-founder and CEO, commented, “The important work we are undertaking through Field Trip Discovery is advancing us closer to the development of FT-104 as a more convenient, consistent and practical psychedelic treatment that has the potential to change the lives of those suffering from Treatment Resistant Depression and Postpartum Depression. We have also progressed clinical research to identify a lead candidate in the FT-200 Group. Improving on the safety of this class of molecules could allow more practical wide-spread usage in clinical practice. We are working to strengthen the IP portfolio around the FT-200 Group, while seeking the optimal lead candidate for preclinical development.”

Field Trip Health Centres

During the quarter, Field Trip ramped patient services revenues to $1,360,811, representing an increase of 50% over the prior quarter and 330% year over year. The Company focused on improving customer experience while driving process improvements within its clinical operations. Operational improvements within the clinics included the launch of an innovative team treatment model (“TTM”), which has increased client capacity within clinics. Field Trip also launched a new digital screening tool to facilitate booking, which is expected to decrease call centre costs and significantly improve client conversion rates.

The Company also invested in its digital platform, Portal, to allow it to communicate more efficiently with clients, collect data more easily, and make client processes more efficient. Field Trip anticipates that additional features will be released in the next quarter to allow for an improved client experience and additional client engagement in Portal.

Vicki Reed, Chief Growth Officer, said, “Since joining Field Trip, we have implemented a number of marketing and client acquisition strategies to increase conversion. The effects of these changes, along with our strong organic engagement, have led to positive growth trends and a significant improvement in our client conversions through digital acquisition channels. We achieved this despite the ongoing effect of COVID-19 along with what is typically a seasonally slower quarter. We expect to see continued improvement in our marketing efficiency and revenue growth in the coming quarters.”

During the quarter, Field Trip opened clinics in Seattle, Washington, Fredericton, New Brunswick, and San Diego, California. Subsequent to the quarter, the Company announced the opening of its Vancouver, BC and Washington DC locations. The Company’s focus on operational improvements, together with the effects of COVID, impacted the timing of the construction of our remaining clinics and the Company is evaluating the timing and scope of its expansion strategy as part of its previously announced strategic review.

Field Trip also launched its SMO Services which will enable third party companies and researchers developing psychedelic therapies to use its world class facilities, and expertly trained medical and therapy teams, to conduct clinical trials. The SMO Services will be led by Stéphan Côté, who was appointed as Head of Quality.

Subsequent to the quarter end, the Company announced submission of its first application on behalf of a patient to Health Canada’s Special Access Program (“SAP”), which was amended in January to enable access to psilocybin and MDMA. The SAP provides physicians treating patients suffering “serious or life-threatening conditions” with the ability to request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. As the largest provider of psychedelic-assisted therapies in Canada, Field Trip is uniquely positioned to help Canadians access the SAP for psilocybin and MDMA, and expects to submit additional applications for patients in the coming months.

Financial Highlights

For the third fiscal quarter ended December 31, 2021, the Company earned patient services revenues of $1,360,811 from its Toronto, New York, Santa Monica, Chicago, Atlanta, Houston, Fredericton, Seattle, San Diego and Amsterdam clinics, an increase of $1,044,482 or 330% over the comparative quarter ended December 31, 2020 of $316,329 and an increase of $452,995 or 50% over the prior quarter. The San Diego clinic began generating revenues in December 2021. Third fiscal quarter 2021 patient services revenues were generated from three clinics, Toronto, New York and Santa Monica. The quarter over quarter revenue increase was in part due to the three additional clinics as compared to the prior quarter. For the nine-month period revenue was $3,136,027 an increase of $2,701,567 or 622% over the same period of the prior fiscal year primarily due to 10 operating clinics compared to three in the same period of the prior fiscal year.

Net loss for the third fiscal quarter of $14,971,170 was primarily due to total operating costs of $15,629,788, of which $2,050,547 was related to non-cash share-based compensation and $1,014,018 was related to non-cash depreciation and amortization and a foreign exchange loss $479,255. This compares with a net loss of $8,275,669 in the third fiscal quarter of 2021. The increase from the prior year primarily reflects the Company’s focus on growing the business and continued investment in its drug development pipeline and best-in-class clinic infrastructure.

Total operating costs in the third fiscal quarter were $15,629,788 and were comprised of the following: general and administration expenses of $9,120,333, patient services expenses of $2,546,763, research and development expenses of $1,421,513, sales and marketing expenses of $1,079,084, depreciation and amortization of $1,014,018 and occupancy costs of $448,077. This compares with total operating costs of $5,921,860 in the third fiscal quarter of 2021.

The year over year difference in general and administrative expenses in the third fiscal quarter is primarily due to increased operating costs due to the larger number of clinics opened as well as those under construction and an increase in public company-related expenses.

Balance Sheet

As of December 31, 2021 Field Trip had unrestricted cash and cash equivalents, funds held in trust and short-term investments of $74,469,005.

Selected Consolidated Financial Information

The following table sets forth selected financial information derived from the Company’s unaudited condensed interim financial statements for the three months and nine months ended December 31, 2021 prepared in accordance with IAS 34 in a manner consistent with the Company’s annual audited financial statements. The following information should be read in conjunction with the financial statements and management’s discussion and analysis, which are available on the Company’s website at www.fieldtriphealth.com and under the Company’s SEDAR profile at www.sedar.com.

FIELD TRIP HEALTH LTD

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	3 months ended	3 months ended	9 months ended	9 months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	$	$	$	$
Revenue
Patient services	1,360,811	316,329	3,136,027	434,460
	1,360,811	316,329	3,136,027	434,460
Operating Expenses
General and administration	9,120,333	3,029,074	24,844,155	6,383,135
Occupancy costs	448,077	288,452	1,361,187	464,112
Sales and marketing	1,079,084	536,778	3,458,645	972,718
Research and development	1,421,513	989,466	4,977,414	2,591,364
Depreciation and amortization	1,014,018	375,745	2,478,213	855,083
Patient services	2,546,763	702,345	6,458,901	1,036,897
	15,629,788	5,921,860	43,578,515	12,303,309
Other Income (Expenses)
Interest income	98,006	7,485	341,555	12,323
Interest expense	(320,944)	(92,173)	(724,053)	(190,368)
Other income (expense)	(479,255)	(454,341)	304,141	(989,014)
Reverse takeover listing expenses	-	(2,131,109)	-	(2,131,109)
Net Loss	(14,971,170)	(8,275,669)	(40,520,845)	(15,167,017)

Net Loss per Share - Basic and Diluted	(0.26)	(0.22)	(0.70)	(0.52)

	As at December 31, 2021 $	As at March 31, 2021 $
Cash and cash equivalents	18,353,844	38,469,057
Funds held in trust	-	795,516
Short-term investments	56,115,161	72,552,870
Accounts receivable	1,090,248	813,761
Total Assets	110,311,365	126,450,005
Total Non-Current Financial Liabilities	22,902,983	6,426,484

Certain comparative figures have been reclassified where necessary to conform with current period presentation.

Conference Call

The Company will conduct a conference call and webcast to discuss its results on Wednesday, February 16, 2022 at 8:30am ET. To access the call, please dial 1-877-407-9716 (within the U.S.) or 1-201-493-6779 (outside the U.S.) and provide conference ID 13726364. A live webcast of the conference call can be accessed via the Events and Presentations section of the Field Trip Health Investor Relations website here.

For those unable to attend the live call, a telephonic replay will be available until 11:59 pm ET on Wednesday, March 2, 2022. To access the replay dial 1-844-512-2921 (within the U.S.) or 1-412-317-6671 (outside the U.S.) and provide conference ID 13726364. The webcast will be archived and available in the Events and Presentations section of the Field Trip Health Investor Relations website approximately one hour after the conclusion of the live call.

About Field Trip Health Ltd.

Field Trip is a global leader in the development and delivery of psychedelic therapies. With our Field Trip Discovery division leading the development of the next generation of psychedelic molecules and conducting advanced research on plant-based psychedelics and our Field Trip Health division building centres for psychedelic therapies opening across North America and Europe along with the digital and technological tools that will enable massive scale, we seek to help people in need with a simple, evidence-based way to heal and heighten engagement with the world.

Learn more at https://www.meetfieldtrip.com, https://www.fieldtriphealth.com and https://www.fieldtriphealth.nl.

Follow us on Twitter and Instagram: @fieldtriphealth.

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Cautionary Note Regarding Forward-Looking Information

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Field Trip and its business. Often but not always, forward-looking information can be identified by the use of words such as "expect", "intends", "anticipated", "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Field Trip and are based on assumptions and subject to risks and uncertainties. Although the management of Field Trip believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including the timing, completion and potential outcomes of the Strategic Review, the funds available to Field Trip and the use of such funds, the ability of Field Trip to operate its clinics, the construction and commencement of construction of additional clinics, the development, patentability and viability of FT-104 and the FT-200 Group, the ability of Field Trip to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating clinical trials for FT-104 and molecules within the FT-200 Group, the ability of Field Trip to meet eligibility requirements for clinical testing and through to more complex clinical trials, the ability of Field Trip to obtain regulatory approvals prior to each clinical trial and the ability of Field Trip to generate patient member growth, interest in the training program, interest in the various treatment programs by therapists and patients, the ability of management to sustain and continue optimization of its clinical operations, the timing and results of its research and development programs, approval of phase 1 human trials, if any, the risk that future clinical studies may not proceed as expected or may produce unfavorable results, the opening of additional clinics, the COVID-19 epidemic, the medical clinic industry, market conditions, economic factors, management's ability to manage and to operate the business and the equity markets generally. Although Field Trip has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Field Trip does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to Field Trip, including its Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

CONTACTS:

Investor contacts:

Kathleen Heaney / Sophia Bashford / Tim Regan

KCSA Strategic Communications

fieldtripIR@kcsa.com

Media contacts:

Rachel Moskowitz
Autumn Communications
202-276-7881
press@fieldtriphealth.com

SOURCE Field Trip Health Ltd.